UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29466/ October 20, 2010

_____
In the Matter of   :
                                        :
FIRST TRUST VALUE LINE R & IBBOTSON:
    EQUITY ALLOCATION FUND   :
120 East Liberty Dr.   :
Suite 400   :
Wheaton, IL 60187   :
                                        :
(811-21517)   :
                                        :
_____ :

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

First Trust Value Line R & Ibbotson Equity Allocation Fund filed
an application on May 28, 2009, and amended on September 17,
2010, requesting an order under section 8(f) of the Act declaring
that it has ceased to be an investment company.

On September 24, 2010, a notice of filing of the application was
issued (Investment Company Act Release No. 29440). The notice
gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued
unless a hearing was ordered. No request for a hearing has been
filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of
the information set forth in the application, as amended, that
applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's
registration under the Act shall forthwith cease to be in effect.

For the Commission, by the Division of Investment Management,
under delegated authority.

                              Florence E. Harmon
                              Deputy Secretary